Exhibit 99.1

Pony AI Inc. Becomes First to Offer Robotaxi Operations Connecting Guangzhou’s City Center to Key Transportation Hubs

GUANGZHOU, February 21, 2025—Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced the launch of paid robotaxi services from multiple locations in Guangzhou’s city center to Guangzhou Baiyun International Airport and Guangzhou South Railway Station. Pony.ai is the first and only company approved to provide robotaxi services on these high-demand routes.

The commencement of Pony.ai’s robotaxi services is set to benefit residents and tourists alike with a convenient, efficient and autonomous travel option. Riders can easily book a Pony.ai vehicle using the PonyPilot App, with fares aligned with standard Guangzhou taxi rates. This expansion marks a significant step in integrating autonomous driving with the bustling urban environment of Guangzhou, showcasing the Company’s technological prowess in complex and dynamic city centers.

“Our latest expansion in Guangzhou marks another major step in making autonomous mobility a part of everyday life,” said Dr. James Peng, co-founder and CEO of Pony.ai. “By offering autonomous rides from the heart of the city to key transit hubs, we’re providing practical, real-world services which meet the needs of travellers and city residents alike, solidifying Pony.ai’s status as a global leader in the large-scale commercialization of autonomous mobility.”

Guangzhou Baiyun International Airport and Guangzhou South Railway Station are among the busiest transportation hubs in China. Guangzhou Baiyun International Airport has led the nation in passenger volume for four consecutive years since 2020, while Guangzhou South Railway Station recorded more than 170 million passengers in 2024, making it the country’s most frequented high-speed rail hub.

Pony.ai has already introduced paid robotaxi rides to and from Beijing Daxing International Airport and to and from Beijing South Railway Station. The simultaneous expansion in Guangzhou’s city center and its key transit hubs represents another milestone in the Company’s commercialization of autonomous mobility.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology.

For more information, please visit: http://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Pony.ai

Investor Relations

Email: ir@pony.ai

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Christensen Advisory

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